U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6 - K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
April 28, 2010
Commission File Number 000-30354

CITY TELECOM (H.K.) LIMITED
(Translation of registrant’s name into English)
Level 39
Tower I, Metroplaza
No. 223 Hing Fong Road
Kwai Chung
New Territories
Hong Kong

(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑   Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐   No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):                           .

On April 28, 2010, City Telecom (H.K.) Limited (the “Company”) closed an underwritten public offering (the “Offering”) of 4,025,000 American Depositary Shares, representing 80,500,000 ordinary shares, at $13.00 per American Depository Share.  The Offering was made pursuant to the Company’s effective registration statement on Form F-3, as amended and supplemented (File No. 333-164768) (the “Registration Statement”) filed with the Securities and Exchange Commission. This Report of Foreign Private Issuer on Form 6-K is being furnished with the Securities and Exchange Commission by the Company for the purpose of providing Jones Day’s opinion on the validity of the ordinary shares, a copy of which is filed as Exhibit 5.1 hereto.
This Report on Form 6-K is deemed to be incorporated by reference into the Registration Statement.

Exhibit Number	Document

5.1	Opinion of Jones Day with respect to Hong Kong law regarding the validity of the ordinary shares

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CITY TELECOM (H.K.) LIMITED
/s/ Lai Ni Quiaque
Lai Ni Quiaque
Executive Director, Chief Financial Officer and Company Secretary

Date: April 28, 2010

Exhibit Index

Exhibit Number	Document
5.1	Opinion of Jones Day with respect to Hong Kong law regarding the validity of the ordinary shares